manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

March 17, 2025

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Ms. Pam Howell and Ms. Brigitte Lippmann
Office of Real Estate and Construction

Re:	Groundfloor Yield, LLC Amendment No. 2 to Offering Statement on Form 1-A Filed: February 24, 2025 File No. 024-12530

Dear Ms. Howell and Ms. Lippmann:

We are submitting this letter on behalf of our client, Groundfloor Yield, LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated March 5, 2025 (the “Comment Letter”) in connection with the Company’s amended Offering Statement on Form 1-A POS (the “Offering Statement”), as filed with the SEC on February 24, 2025.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being refiled concurrently with this response.

Amended Form 1-A filed February 24, 2025, Cover Page

1.        We note your response to prior comment 2. Please revise the disclosure to clearly reflect how the company will offer the loans with the same maturity at different rates. In this regard, please reconcile the statement in your response letter that "the investor is informed of the prevailing rate prior to investment in the Promissory Notes" with the additional statement that "the Promissory Notes will be offered continuously upon qualification of the Offering Statement." It is unclear how all such promissory notes will be continuously offered at the rates set on the cover page if the company will be informing investors of the prevailing rate prior to investment.

Response:

The Company acknowledges the comment. We rescind our statement in the prior response letter that “the investor is informed of the prevailing rate prior to investment in the Promissory Notes.” All the Promissory Notes, including those with the same maturity at different interest rates, will be offered concurrently and continuously upon qualification of the Offering Statement. As such, the Investor will have the opportunity to choose to invest in each of the Promissory Notes at any given time, to the extent that the allocated amount and volume for a given Promissory Note has not been reached. The Offering Statement has been revised to reflect our response. See pp. 1, 10, and 47.

Management's Discussion and Analysis, page 23

2.            We partially reissue prior comment 3. Please provide clear disclosure in this section that based upon the current operational business, it is not possible for Groundfloor Yield to generate net revenues. Please also explain the statement on pages 14, 23 and 26 that "Groundfloor Finance and its affiliates intend to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements" in light of the prior response and risk factor disclosure that you are dependent upon Groundfloor Finance and affiliates to provide sufficient working capital to pay interest and principal on the promissory notes.

manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

Response:

The Company acknowledges the comment. The relevant section of the Offering Statement has been revised to disclose that it is not possible for the Company to generate net revenues based on the current operational business. See pp. 23 and 26.

Pertaining to the quoted statement on pages 14, 23, and 26, this statement is intended to apply to the parent’s, i.e., Groundfloor Finance’s, overall finance strategy, not the strategy of Groundfloor Yield. The Offering Statement has been amended to clarify this point. See pp. 14, 23, and 26. Groundfloor Yield funds its primary operation, the purchase of loans originated by Groundfloor Finance, through capital raised from offerings of Promissory Notes. Costs related to this primary operation, such as the costs associated with the offerings and the website and mobile app used to sell the Promissory Notes, and the payment of principal and interest on the Promissory Notes, are advanced by Groundfloor Finance (and its affiliates) on the Company’s behalf. As such, given the Company is reliant on Groundfloor Finance for such costs and to make loans to it, it is indirectly reliant upon the private financing from individual investors and venture capital firms that Groundfloor Finance and its affiliated entities receive.

General

3.       We partially reissue prior comment 6. Please revise the disclosure in Part I Item 4 to disclose the amount sold within the last 12 months pursuant to the most recent post qualification amendment qualified on July 27, 2023, consistent with the revisions made to Item 6 of part I.

Response:

The Company acknowledges the comment and has made the requested disclosure. See Item 4 of Part I.

We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

Brian S. Korn

cc:	Nick Bhargava
Groundfloor Yield, LLC